

# Columbia
## Property Trust

## Q2 2014
### Company Presentation

# Forward Looking Statements

Certain statements contained in this presentation other than historical facts may be considered forward-looking statements. Such statements include, in particular, statements about our plans, strategies, and prospects, and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements. We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this presentation, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. To the extent that our assumptions differ from actual conditions, our ability to accurately anticipate results expressed in such forward-looking statements, including our ability to generate positive cash flow from operations, make distributions to stockholders, and maintain the value of our real estate properties, may be significantly hindered. See Item 1A in the Company's most recently filed Annual Report on Form 10-K for the year ended December 31, 2013, for a discussion of some of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements. The risk factors described in our Annual Report are not the only ones we face but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also harm our business. For additional information, including reconciliations of any non-GAAP financial measures found herein, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K filed on February 12, 2014.

The names, logos and related product and service names, design marks, and slogans are the trademarks or service marks of their respective companies.

# Investment Highlights



## High-Quality Office Portfolio with Favorable Lease and Tenant Profile

- $5B premier portfolio
- 92% leased with strong tenancy
- Stable cash flows

## Value-Creation Strategy Underway to Support Growth

- Focused markets
- 31 markets down to 16
- Effective leasing

## Investment-Grade Balance Sheet

- 31.6% debt to real estate assets
- $442M of immediate liquidity
- Credit ratings and access

## Established Company, Well Positioned to Compete

- Capable and dedicated management
- Focused strategy, proven operations

Unless otherwise noted, all data herein is as of 3/31/2014, pro forma for the acquisition of 221 Main Street in San Francisco, CA, which closed on 4/22/2014.

# Attractive Competitive Positioning

## Meaningful Size, Strong Occupancy, and Manageable Lease Maturities

| Operational Metrics | Columbia Property Trust | Select Publicly Traded Office Average[1] |
|---|---|---|
| **Gross Real Estate Assets** | $5.3B | $7.6B |
| **Total Office Square Feet** | 16.8M | 22.3M |
| **Office**[2] | 98% | 81% |
| **Leased**[3] | 92.2% | 91.1% |
| **Lease Expirations (of total ALR)** 2014 / 2015 / 2016[4] | 1% / 8% / 14% | 11% / 12% / 15% |

## Low Leverage, Strong Credit Metrics, and Investment-Grade Rating

| Financial Metrics | Columbia Property Trust | Select Publicly Traded Office Average[1] |
|---|---|---|
| **Leverage**[5] | 31.6% | 42.2% |
| **Net Debt / Adjusted EBITDA**[6,7] | 4.44x | 6.56x |
| **Fixed Charge Coverage**[7] | 4.71x | 3.24x |
| **Debt Maturities (of total debt)** 2014 / 2015 / 2016 | 1% / 12% / 29% | 4% / 11% / 13% |
| **Credit Rating** (Moody's / S&P) | Baa3 / BBB- | Baa2 / BBB |

[1] Sourced from most recently available selected public company filings; companies included in analysis are BDN, BXP, DEI, DRE, GOV, HIW, KRC, LRY, OFC, PDM, PKY, SLG.  [2] Based on square feet.  [3] Office portfolio only; for CXP, excludes Cleveland Marriott at Key Center; for the selected publicly traded companies, may be based on either leased or occupied percentages, as filed.  [4] ALR = Annualized Lease Revenue.  [5] Total Debt / Gross Real Estate Assets.  [6] See slide 13 for a definition of Net Debt and Adjusted EBITDA.  [7] As of 3/31/2014.

# High Quality Portfolio

| Portfolio Statistics | 3/31/2014 |
|---|---|
| Total Properties / Buildings | 44 / 60 |
| Total Square Feet[1] | 16.8M |
| Leased[1] | 92.2% |
| Net Rent per Square Foot[2] | $21.76 |
| Office[3] | 98% |
| CBD / Suburban[1,4] | 52% / 48% |
| ALR from Top 10 Markets | 88% |



**Geographic Diversification Across Key Markets**

Top 10 Markets by ALR

- San Francisco: 14%
- D.C.: 13%
- Atlanta: 12%
- N. New Jersey: 9%
- Baltimore: 8%
- Houston: 7%
- Cleveland: 7%
- Chicago: 7%
- New York: 6%
- Boston: 5%



**Manageable Lease Expirations**

Total ALR Expiring by Year

Average Lease Term: 6.6 years [4]

- 2014: 1%
- 2015: 8%
- 2016: 14%
- 2017: 13%
- 2018: 9%
- 2019: 3%
- 2020: 11%
- 2021: 8%
- 2022: 7%
- 2023: 5%
- 2024: 1%
- 2025: 4%
- 2026+: 16%

[1] Excludes Cleveland Marriott at Key Center.  [2] Based on annualized 1Q 2014 Net Operating Income, pro forma for the acquisition of 221 Main Street.  [3] Based on square feet.  [4] Based on Annualized Lease Revenue.

# Favorable Lease & Tenant Profile

## Strong Industry Diversification



- Services - Legal Services
- FIRE - Depository Institutions
- Trans & Util - Communication
- Trans & Util - Electric, Gas, And Sanitary Services
- Services - Business Services
- Manf. - Industrial Machinery And Equipment
- Services - Engineering & Management Services
- FIRE - Security And Commodity Brokers
- Retail - Miscellaneous Retail
- Manf. - Transportation Equipment
- All Other

## Diversification and Credit Rating of Top 20 Tenants



Average Tenant Credit Rating[1]: A-

All data above based on Annualized Lease Revenue for office properties only (excludes Cleveland Marriott at Key Center). [1] Based on rated tenants.

# Value Creation & Growth Strategies

**Targeted Market Strategy**
- Focus on select primary markets with strong fundamentals and liquidity
- Leverage our scale, efficiency, and market knowledge

**New Investments**
- "Uses drive the sources"
- Focus on core-plus and value-add investments
- Target competitive, top-tier assets (at acquisition or post-repositioning)

**Capital Recycling**
- Harvest mature and non-strategic assets
- Continue to exit non-core markets
- Reduce exposure to high-risk and low-return assets

**Proactive Asset Management**
- Enhance regional management structure
- Execute strategic and creative leasing that furthers long-term goals

**Strong, Flexible Balance Sheet**
- Low leverage, competitive cost of capital, and manageable debt maturities
- Strong liquidity profile and proven access to diversified capital sources

# Market Strategy



### Year End 2011 — 31 Markets

### Today — 16 Markets

- 🔴 Top 10 Markets by ALR
- 🔵 Other Current Markets
- 🟡 Markets Exited

## Portfolio Statistics

| 12/31/2011 | Metric | 3/31/2014 |
|:---:|:---:|:---:|
| 72 / 93 | Total Properties / Buildings | 44 / 60 |
| 21.9M | Total Square Feet[1] | 16.8M |
| 99% | Office[2] | 98% |
| 93.9% | Leased[1] | 92.2% |
| 31 / 24 | MSAs / States[4] | 16 / 14 |
| 78% | ALR from Top-10 Markets | 88% |
| 38% / 62% | CBD / Suburban[1,3] | 52% / 48% |
| 55% / 45% | Multi-Tenant / Single[3] | 63% / 37% |
| BBB+ | Average Tenant Credit Rating[5] | A- |
| 6.4 | Average Lease Term (years)[3] | 6.6 |

[1] Excludes Cleveland Marriott at Key Center.  [2] Based on square feet.  [3] Based on ALR.  [4] Includes Washington D.C.  [5] Based on ALR, 50.1% of Columbia's tenants are investment grade, and 57.3% are rated.

# Capital Recycling Underway

Since 2011, we have sold $910M of non-core assets and deployed approximately $1.25B of capital into Class-A real estate in target markets.

## Dispositions

- **January 2012**
  Sold **two** assets, exiting **two** markets

- **December 2012**
  Sold **nine** assets, exiting **six** markets

- **March 2013**
  Sold **one** asset, exiting **one** market

- **November 2013**
  Sold **18** assets, exiting **nine** markets

## Acquisitions

### Market Square



Washington, DC

| Year Acquired | 2011 |
|---|---|
| Total SF | 684K |
| Leased | 93.7% |
| ALR PSF | $78.60 |
| Year Built | 1990 |

### 333 Market Street



San Francisco, CA

| Year Acquired | 2012 |
|---|---|
| Total SF | 657K |
| Leased | 100% |
| ALR PSF | $37.27 |
| Year Built | 1979 |

### 221 Main Street



San Francisco, CA

| Year Acquired | 2014 |
|---|---|
| Total SF | 388K |
| Leased | 82.8% |
| ALR PSF | $41.79 |
| Year Built | 1974 |

# Proactive Asset Management

| | Situation | Action Taken / Result |
|---|---|---|
| **Build Accretion through the Rent Roll** |  **University Circle** Over 34% of leases expiring between 2011 and 2013 | • Stripped full floor of available space to demonstrate opportunity for tech/creative build-out and reposition the law firm-heavy property for a more diverse tenant roster<br>• As of 12/31/13, had successfully re-leased the property back up to 96%, with proposals in place for up to 99%<br>• Nearly all renewals and/or extensions were rate roll-ups, with an average cash increase of more than 20% from prior rents (on a cash basis) |
| **Opportunistically Manage Expirations** |  **Key Center and 100 East Pratt** Strategic early lease renewals | • With Key Bank at Key Center, negotiated retention of 478K SF (71% of prior lease) and extension to 2030 (from 2017)<br>  - Leased 116K SF of Key Bank's give-back space to BakerHostetler, from 2016 to 2031<br>• With T. Rowe Price at 100 East Pratt, renewed 100% of prior space (425K SF), and extended from 2017 to 2027 |
| **Strategically Reposition and Rebrand** |  **515 Post Oak** 96% of building vacated by tenant at lease expiration | • Completed an $8M renovation to entrance and on-site amenities in 2012 to reposition the property for multi-tenant occupancy<br>• Since remarketing began in early 2013, occupancy has increased to 37.6%, with proposals out for all remaining space |

# Leasing Activity Summary

## 7.6M SF of leasing activity since January 2011

| | 2011 | 2012 | 2013 | 2014 YTD[3] |
|---|---|---|---|---|
| New Leases | 614,826 | 887,197 | 587,127 | 120,150 |
| Renewal Leases | 1,837,017 | 1,941,302 | 1,187,125 | 471,707 |
| Total Leases | 2,451,843 | 2,828,499 | 1,774,252 | 591,857 |
| Average Lease Term[1] | 6.5 Years | 9.8 Years | 10.2 Years | 12.9 Years |
| Average Tenant Credit Rating[1,2] | BBB+ | A- | BBB+ | A |

### New Tenants & Expansion Tenants



### Proactive Management of Lease Expirations



[1] Based on square feet.  [2] For rated tenants among total portfolio tenants.  [3] As of 5/19/2014.

# Management & Governance

## Experienced Management Team



**Nelson Mills**
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR
- 25 years of real estate and investment management experience
- Served as an Independent Director from 2007 to 2010
- Appointed CEO in 2010



**Jim Fleming**
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
- 25 years of real estate and investment management experience
- Joined Columbia Property Trust in 2013



**Drew Cunningham**
SVP – REAL ESTATE OPERATIONS
- 29 years of real estate and portfolio operations experience
- Joined Columbia Property Trust in 2012



**Wendy Gill**
SVP – CORPORATE OPERATIONS AND CHIEF ACCOUNTING OFFICER
- 18 years of accounting and finance experience
- Joined Columbia Property Trust in 2003



**Kevin Hoover**
SVP – REAL ESTATE TRANSACTIONS
- 27 years of real estate experience
- Joined Columbia Property Trust in 2004

| Directors | Year Joined | Experience |
|---|---|---|
| **John Dixon** Chairman | 2008 | Pacific Select Group, LLC |
| **Charles Brown** | 2003 | CRB Realty Associates |
| **Richard Carpenter** | 2003 | MidCountry Financial Corp. |
| **Bud Carter** | 2003 | Vistage International (Atlanta) |
| **Murray McCabe** | 2013 | Blum Capital Partners, J.P. Morgan |
| **Nelson Mills** | 2007 | Columbia Property Trust |
| **George Sands** | 2010 | KPMG LLP |
| **Neil Strickland** | 2003 | Strickland General Agency, Inc. |
| **Tom Wattles** | 2013 | DCT Industrial Trust, Security Capital |

- Fully internalized management in 2013, for no fee
- Eight (of nine) board members are independent
- Independent Chairman
- Non-staggered board
- SEC-reporting company since 2003
- Opted out of Maryland anti-takeover provisions

# Investment-Grade Balance Sheet

## Conservative Leverage Profile

- Baa3/BBB- rating; positive/stable outlook
- 31.6% Debt to Gross Real Estate Assets
- 4.44x Net Debt[1,2] to Adjusted EBITDA[2,3]
- 4.71x Fixed-Charge Coverage Ratio
- 16.2% Secured Debt to Gross Real Estate Assets
- Large unencumbered asset pool of $3.8 billion (69% of total portfolio)[4]

## Diversified Capital Sources



- Line of Credit[5]
- Unsecured Term Loan
- Bonds
- Mortgage Debt
- Equity[6]

## Manageable Debt Maturities



[1] Net debt is calculated as the total principal amount of debt outstanding minus cash and cash equivalents and discounts on bonds payable. [2] As of 3/31/2014 [3] Q1 2014 EBITDA of $65.0M adjusted for (i) impairment loss of $13.6M and (ii) discontinued operations adjustments of $0.3M. [4] Based on Gross Real Estate Assets. [5] $384M of capacity as of 4/30/2014. [6] Based on implied market cap as of 5/19/2014.

# Capital Profile Primed for Growth

**$442M in available liquidity and proven access to capital to fund strategic growth initiatives**

## Strong Liquidity Profile

- $384 million of availability on credit line
- $58 million of cash
- Distribution policy based on cash flow and business strategy

## Proven Access to Capital

- $950 million revolver/term loan facility in place (through 2018)
- Demonstrated access to public bond market
- Efficient use of secured mortgage financing

## Unsecured / Secured Leverage Ratios



**12/31/2010**

- Unsecured — 8%
- Secured — 92%

**4/30/2014**

- Unsecured 49%
  - 15%
  - 27%
  - 7%
- Secured — 51%

Legend: ■ Mortgage Debt ■ Line of Credit ■ Unsecured Term Loan ■ Bonds

# 2014 Guidance (as of May 8, 2014)

12 Months Ended 12/31/2014

| Operational Metrics | Low | High |
|---|---|---|
| Net Income Per Share | $0.49 | $0.51 |
| Depreciation and Amortization per Share | $1.43 | $1.47 |
| Normalized Funds from Operations per Share | $1.92 | $1.98 |

**The Company's guidance for 2014 is based on the following assumptions for the Company's portfolio:**

- Leased percentage at year end of 92% to 94%
- Same-Store Cash NOI Growth of 2.0% to 4.0%
- GAAP Straight-Line Rental Income of $8M to $10M
- General and Administrative of $32M to $34M[1]
- Dispositions of $250M to $350M
- Acquisitions of $250M to $350M (of which $229M has been completed)
- 2014 Weighted-average common shares outstanding – basic and diluted of 124,980

Note: The Company's financial guidance excludes real estate gains and losses, impairments, acquisition costs, disposition costs, and the impact of the GAAP treatment of gain or loss on interest rate swaps.

**Normalized FFO:** We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees, (ii) real estate acquisition-related costs, (iii) listing costs, and (iv) loss on early extinguishment of debt. Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

These estimates reflect management's view of current market conditions and incorporate certain economic and operational assumptions and projections. This annual guidance includes the continued repositioning of the portfolio based on the above assumptions. Actual results could differ from these estimates. Note that individual quarters may fluctuate on both a cash basis and an accrual basis due to lease commencements and expirations, the timing of repairs and maintenance, capital expenditures, capital markets activities and one-time revenue or expense events. In addition, the Company's guidance is based on information available to management as of the date of this presentation. This guidance was given in conjunction with earnings, which were released on February 12, 2014, and is good only as of the date given.

[1] Excludes any unusual or one-time items.

# Past, Present & Future

**July 2003**
Founded as
Wells Real Estate
Investment
Trust II, Inc.

**May 2010**
Earned investment-
grade credit ratings
from S&P
and Moody's



**March 2011**
Acquired Market
Square in
Washington, D.C.,
for $603M

**December 2012**
Sold nine-property
portfolio for
$261M, reducing
markets from
31 to 25

**February 2013**
Internalized
management for
no fee

**August 2013**
Jim Fleming named
CFO; Murray McCabe
and Tom Wattles
join Board



**April 2014**
Acquired 221 Main
Street in San
Francisco for $228M

| 2003 | 2010 | 2011 | 2012 | 2013 | 2014 | Future |
|------|------|------|------|------|------|--------|

**2003 - 2010**
Raised and
invested over
$5 billion in three
public offerings

**July 2010**
Nelson Mills
named President

**April 2011**
Became first
non-traded REIT
to issue bonds in
the investment-
grade public
corporate bond
market



**December 2012**
Acquired 333
Market in San
Francisco for
$395M

CXP
LISTED
NYSE

**October 2013**
Listed shares on
the NYSE

**November 2013**
Sold 18-property
portfolio for $522M,
reducing markets
from 25 to 16

# For more information:

**Columbia Property Trust**
**Investor Relations**

**t** 800.899.8411
**e** IR@columbiapropertytrust.com

